UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                    DVL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    233347103
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2007
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       233347103
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:                   0*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:              0*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:           0*

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     0.0%*
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 14)  Type of Reporting Person (See Instructions):     IA, IN
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* Pursuant to the terms of that certain Stock Repurchase Agreement, entered into on March 19, 2007 and dated as of March 16, 2007 (the "Repurchase Agreement"), by and among Blackacre Bridge Capital, L.L.C., a New York limited liability company ("Blackacre Bridge"), Blackacre Capital Group, L.P., a Delaware limited partnership ("Blackacre Capital"), and DVL, Inc., a Delaware corporation (the "Company"), the Company repurchased 4,753,113 shares of common stock, par value $0.01 per share, of the Company (the "Shares") held by Blackacre Bridge and 653,000 Shares held by Blackacre Capital at $0.12 per Share for an aggregate cash purchase price of $648,733.56. Prior to the repurchase, Stephen Feinberg possessed sole power to vote and direct the disposition of all Shares held by Blackacre Bridge and Blackacre Capital. As a result of the consummation of the transactions contemplated by and set forth in the Repurchase Agreement, as of March 19, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg ceased to beneficially own any Shares. See Items 5, 6 and 7 of this Schedule 13D Amendment No. 1 for further details.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg, indirectly through one or more intermediate entities, serves as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of Blackacre Bridge Capital, L.L.C., a New York limited liability company ("Blackacre Bridge"), and Blackacre Capital Group, L.P., a Delaware limited partnership ("Blackacre Capital," and, together with Blackacre Bridge, the "Blackacre Entities"). The Blackacre Entities are engaged in the investment in real and personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          On March 19, 2007, Blackacre Bridge and Blackacre Capital entered into a Repurchase Agreement, dated as of March 16, 2007, by and among Blackacre Bridge, Blackacre Capital and the Company, whereby the Company repurchased 4,753,113 Shares held by Blackacre Bridge and 653,000 Shares held by Blackacre Capital at $0.12 per Share. Prior to the repurchase, Stephen Feinberg possessed sole power to vote and direct the disposition of all Shares held by Blackacre Bridge and Blackacre Capital. Accordingly, as of March 19, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg ceased to beneficially own any Shares.

          During the sixty days on or prior to March 19, 2007, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, other than those described in this Schedule 13D, as amended.

          Mr. Feinberg ceased to be the beneficial owner of more than five percent of the Shares as of March 19, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended and restated in its entirety as follows:

          The Exchange Agreement incorporated by reference as Exhibit 1 hereto provides, among other things, that (i) the 4,753,113 Shares received pursuant thereto by Blackacre Bridge may not be transferred by Blackacre Bridge without the express written consent of the board of directors of DVL, which such consent may be withheld only if such proposed transfer would (a) in the case of a transfer on or prior to December 31, 2005, jeopardize DVL's preservation of its federal income tax attributes pursuant to Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), or (b) in the case of a transfer after December 31, 2005, be materially adverse to the interests of the Company; (ii) if at any time after December 31, 2005, Blackacre Bridge is prevented from disposing of any Shares as a result of the determination of the board of directors of DVL as described in clause (i)(b) above, Blackacre Bridge shall have the right to sell to DVL, and DVL shall be obligated to purchase from Blackacre Bridge, Shares up to an aggregate market value thereof of $1,000,000; and (iii) if at any time Blackacre Bridge proposes to transfer 500,000 or more of such 4,753,113 Shares, Blackacre Bridge shall provide a right of first offer to DVL.

          The Exchange Agreement also provides that the certificate of incorporation and by-laws of DVL contain restrictions prohibiting the sale, transfer, disposition, purchase or acquisition (a "Subject Transaction") of any capital stock of DVL until September 30, 2009 without the authorization of the board of directors of DVL by or to any holder of Shares who beneficially owns 5% or more, or who, as a result of the Subject Transaction, would own 5% or more, of the value of the Shares then issued and outstanding if, in the sole discretion and judgment of the board of directors of DVL, it would jeopardize DVL's preservation of its federal income tax attributes pursuant to Section 382.

          Pursuant to the terms of the Repurchase Agreement incorporated by reference as Exhibit 2 hereto, on March 19, 2007, the Company, among other things, repurchased 4,753,113 Shares held by Blackacre Bridge and 653,000 Shares held by Blackacre Capital at $0.12 per Share for an aggregate cash purchase price of $648,733.56. As a result of the consummation of the transactions contemplated by and set forth in the Repurchase Agreement, as of March 19, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg ceased to beneficially own any Shares of the Company. In addition, pursuant to the terms of the Repurchase Agreement, the Exchange Agreement was terminated in all respects and has no further force and effect and Blackacre Bridge waived in all respects any and all rights it may have had under the Exchange Agreement; provided, however, that the representations and warranties contained in Article Two of the Exchange Agreement continue to survive such termination and waiver.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D Amendment No. 1 as an exhibit pursuant to Item 7 hereof.

          Except as described in this Schedule 13D Amendment No. 1, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg or the Blackacre Entities and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended and restated in its entirety as follows:

          1. Exchange Agreement dated as of December 28, 2001 by and among the Company and Blackacre Bridge, incorporated by reference to Exhibit
          10.1 to the Company's Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on January 15, 2002.

          2. Stock Repurchase Agreement dated as of March 16, 2007 by and among the Company, Blackacre Bridge and Blackacre Capital, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-KSB, as filed by the Company with the Securities and Exchange Commission on April 2, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 16, 2007


                                        /s/ Stephen Feinberg
                                        ----------------------------------
                                        Stephen Feinberg, in his capacity as the
                                        investment  adviser for Blackacre Bridge
                                        Capital,  L.L.C.  and Blackacre  Capital
                                        Group, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).